                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

    TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 13e-3 THEREUNDER

     RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                          INTRUST FINANCIAL CORPORATION
                                (Name of Issuer)

                                 ---------------

                          INTRUST FINANCIAL CORPORATION
                           INTRUST MERGER CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $5.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    46120F104

                      (CUSIP Number of Class of Securities)

                                 ---------------

                                  Jay L. Smith
                            Executive Vice President,
                      Chief Financial Officer and Secretary
                          INTRUST Financial Corporation
                              105 North Main Street
                              Wichita, Kansas 67202
                            Telephone: (316) 383-1111

                  (Name, address and telephone number of Person
                        authorized to receive notices and
                     communications on behalf of the Persons
                                filing Statement)

                                 ---------------

                                 with copies to:

                              Mark B. Hillis, Esq.
                            Robert J. Endicott, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                           211 N. Broadway, Suite 3600
                            St. Louis, Missouri 63102
                            Telephone: (314) 259-2000

         This statement is filed in connection with (check the appropriate box):

     a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c.  |_| A tender offer.

     d.  |X| None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                                              CALCULATION OF FILING FEE
=========================================================== ========================================================
                  Transaction Valuation                                       Amount of Filing Fee
----------------------------------------------------------- --------------------------------------------------------
                      $19,760,000*                                                 $1,817.92**
=========================================================== ========================================================

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes a maximum purchase of 130,000 cashed-out shares of Common Stock, par value $5.00 per share (the "Shares" or the "Common Stock"), of INTRUST Financial Corporation, at a purchase price of $152.00 per Share net in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,817.92   Filing Party: INTRUST Financial Corporation
                                                  and INTRUST Merger Corporation

Form or Registration No: Schedule 13E-3    Date Filed:  January 16, 2003





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
INTRODUCTION

         This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (as originally filed, the "Schedule 13E-3") is being filed by INTRUST Financial Corporation, a Kansas corporation ("INTRUST" or the "Company"), and INTRUST Merger Corporation ("Merger Corp."), a Kansas corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger (the "Merger Agreement"), by and between the Company and Merger Corp. A copy of the Merger Agreement is attached as Annex A to the proxy statement provided by the Company contemporaneously herewith (as amended hereby, including all annexes thereto and as originally filed, the "Proxy Statement").

         The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on January 16, 2003. This Amendment No. 1 to the Schedule 13E-3 is being filed in part to reflect (a) various revisions to the Proxy Statement provided by the Company as Exhibit (a) to this Amendment No. 1 to the
Schedule 13E-3 and (b) the inclusion of Exhibits (c)(2), (c)(3) and (c)(4) to this Amendment No. 1 to the Schedule 13E-3 to file the materials provided by Keefe, Bruyette & Woods, Inc. to the Special Pricing Committee of the Board of Directors of the Company on November 20, 2002 and December 5, 2002 and to the Board of Directors of the Company on December 10, 2002, respectively.

         Concurrently with the filing of this Amendment No. 1 to the Schedule 13E-3, the Company is providing to the Securities and Exchange Commission the Proxy Statement, relating to the Special Meeting of Stockholders of the Company at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.

         All information contained in this Amendment No. 1 to the Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement. All parenthetical references under the various Items contained in this Amendment No. 1 to the
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Securities Exchange Act of 1934. All references to the Proxy Statement under the various Items contained in this Amendment No. 1 to the
Schedule 13E-3 are references to the Proxy Statement, as amended.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the Proxy Statement under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - The Parties" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "Notice of Special Meeting of Stockholders," "Summary Term Sheet," "Questions and Answers About the Meeting and the Merger" and "The Special Meeting - Who Can Vote at the Meeting" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Financial Data - Per Share Market Price And Dividend Information" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - Dividend Policies" and "Financial Data - Per Share Market Price And Dividend Information" is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Proxy Statement under "Special Factors - Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - The Parties" is incorporated herein by reference. The required information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of INTRUST's Annual Report on Form 10-K for the period ended December 31, 2001 (filed March 29, 2002) (File No. 001-13755) entitled "Item 12. Security Ownership Of Certain Beneficial Owners And Management."

         (b) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - The Parties" is incorporated herein by reference.

         (c) The information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of INTRUST's Annual Report on Form 10-K for the period ended December 31, 2001 (filed March 29, 2002) (File No. 001-13755) entitled "Item 10. Directors And Executive Officers of the Registrant" and "Item 12. Security Ownership Of Certain Beneficial Owners And Management."

The directors and executive officers of INTRUST are:

  NAME AND TITLE OTHER THAN DIRECTOR               PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
  ----------------------------------               -----------------------------------------------
Ronald L. Baldwin                               Banking, INTRUST Bank, N.A., Wichita, Kansas
C. Robert Buford                                President of Zenith Drilling Co., an oil and gas drilling and exploration company, Wichita, Kansas
Frank L. Carney                                 Private investor, restaurant management, Wichita, Kansas
Charles Q. Chandler, Chairman of the Board      Banking, INTRUST Financial Corporation, Wichita, Kansas
   and Chief Executive  Officer
Charles Q. Chandler IV                          Banking, INTRUST Financial Corporation, Wichita, Kansas
George T. Chandler                              Banking, First National Bank, Pratt, Kansas
Stephen L. Clark                                President of Clark Investment Group, a real estate company, Wichita,
                                                    Kansas
Robert L. Darmon                                Retired; former executive officer of INTRUST; private investor,
                                                    Wichita, Kansas
Charles W. Dieker                               Retired; former Vice President - Marketing of Beech Aircraft;
                                                    private investor, Wichita, Kansas
Martin K. Eby, Jr.                              President of Martin K. Eby Construction, a construction company,
                                                    Wichita, Kansas
Richard M. Kerschen                             President of The Law Co., Inc., a construction company, Wichita,
                                                    Kansas
Thomas D. Kitch                                 Attorney, Coulson & Kitch, Wichita, Kansas
Eric T. Knorr                                   President of HQS&C Management Co., LLC, a restaurant management company, Andover, Kansas

Charles G. Koch                                 Chairman of Koch Industries, an integrated energy company, Wichita,
                                                    Kansas
J.V. Lentell                                    Banking, INTRUST Bank, N.A., Wichita, Kansas
William B. Moore                                Chief Operating Officer of Westar Energy and energy industry consultant, Wichita, Kansas
Paul A. Seymour, Jr.                            Retired, private investor, Wichita, Kansas
Kenneth F. Shannon                              Chief Executive Officer of Metal-Fab, Inc., a manufacturing company,
                                                    Wichita, Kansas
Donald C. Slawson                               Oil and gas, real estate development, Wichita, Kansas
Jay L. Smith, Executive Vice  President,        Banking, INTRUST Financial Corporation, Wichita, Kansas
   Chief  Financial Officer and Secretary
John T. Stewart III                             Banking, Wellington, Kansas
Jeffrey L. Turner                               Vice President, Boeing of Wichita, Wichita, Kansas
Rick L. Beach, Executive  Vice President        Banking, INTRUST Financial Corporation, Wichita, Kansas
   and Chief Credit
Officer
Steve L. Hipp, Executive  Vice  President       Banking, INTRUST Bank, N.A., Wichita, Kansas


         During the last five years, neither INTRUST nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under "Summary Term Sheet," "The Special Meeting - Vote Required," "Special Factors - Background Of The Merger Proposal," " - The Effects Of The Merger," " - U.S. Federal Income Tax Consequences," " - Special Pricing Committee," " - Recommendations of the Board of Directors; Fairness of the Merger Proposal," "Proposal: Approval of the Merger Agreement - Summary," " - Reasons for the Merger," " - Effect on Stockholders," " - Effect of the Merger Proposal on INTRUST Stockholder," " - The Merger Agreement" and " - Anticipated Accounting Treatment" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - Effect on Stockholders" and " - Effect of the Merger Proposal on INTRUST Stockholders" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - Dissenters' and Appraisal Rights" is incorporated herein by reference.

         (e) None. The information set forth in the Proxy Statement under "Special Factors - Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) None.

         (b) The information set forth in the Proxy Statement under "Special Factors - Background Of The Merger Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Special Factors - Background Of The Merger Proposal" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" and "Proposal: Approval of the Merger Agreement - The Merger Agreement" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the Proxy Statement under "Proposal:
Approval of the Merger Agreement - The Merger Agreement - Conversion of Shares in the Merger" is incorporated herein by reference.

         (c)(1)-(8) The information set forth in the Proxy Statement under "Special Factors - The Effects Of The Merger," " - Redemption of Publicly Held Trust Preferred Securities," "Security Ownership of Certain Beneficial Owners and Management - Subsequent Sale of Qualifying Shares," "Proposal: Approval of the Merger Agreement - Effect of the Merger Proposal on INTRUST," " - The Merger Agreement" and " - Dividend Policies" is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the Proxy Statement under "Special Factors - Background Of The Merger Proposal," " - Recommendations of the Board of Directors; Fairness of the Merger Proposal," "Proposal: Approval of the Merger Agreement - Overview" and " - Reasons for the Merger" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "Special Factors - Background Of The Merger Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Special Factors - Background Of The Merger Proposal," " - Recommendations of the Board of Directors; Fairness of the Merger Proposal" and " - Merger Corp.'s Determination of Fairness of the Merger Proposal" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "Special Factors - The Effects Of The Merger," " - Effects On Stockholders," " - Redemption of Publicly Held Trust Preferred Securities," " - U.S. Federal Income Tax Consequences," " - Conduct of INTRUST's Business After the Merger," "Proposal: Approval of the Merger Agreement - Effect on Stockholders," " - Effect of the Merger Proposal on INTRUST Stockholders" and " - Effect of the Merger Proposal on INTRUST" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under "Special Factors - Special Pricing Committee," " - Recommendations of the Board of Directors; Fairness of the Merger Proposal" and " - Merger Corp.'s Determination of Fairness of the Merger Proposal" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "Special Factors -Recommendations of the Board of Directors; Fairness of the Merger Proposal" and " - Merger Corp.'s Determination of Fairness of the Merger Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Proposal; Approval of the Merger Agreement - The Merger Agreement" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under "Special Factors - Special Pricing Committee" and "- Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under "Special Factors -Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (f) None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS

         (a) The information set forth in the Proxy Statement under "Special Factors -Recommendations of the Board of Directors; Fairness of the Merger Proposal" and " - Opinion of the Financial Advisor" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under "Special Factors - Background Of The Merger Proposal" and " - Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under "Additional Documents and Other Information Incorporated By Reference" is incorporated herein by reference. The opinion of Keefe, Bruyette & Woods, Inc., in addition to being attached as Annex B of the Proxy Statement, will be made available for inspection and copying at the principal executive offices of INTRUST during its regular business hours by any interested equity security holder of INTRUST or representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION.

         (a) The information set forth in the Proxy Statement under "Special Factors - The Effects Of The Merger" is incorporated herein by reference.

         (b) Not applicable or none.

         (c) The information set forth in the Proxy Statement under "Special Factors - The Effects Of The Merger" and "Proposal: Approval of the Merger Agreement - Fees And Expenses" is incorporated herein by reference.

         (d) Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Proxy Statement under "Security Ownership Of Certain Beneficial Owners And Management" is incorporated herein by reference.

         (b) None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth in the Proxy Statement under "Special Factors -Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under "Special Factors -Recommendations of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The required information is incorporated herein by reference to (a) the Consolidated Financial Statements, and the notes thereto, of INTRUST as of and for its fiscal year ended December 31, 2001, set forth under Item 8 of INTRUST's Form 10-K for the year ended December 31, 2001 (filed March 29, 2002) (File No. 001-13755), (b) the unaudited balance sheet, comparative year-to-date income statement, related earnings per share data, statement of cash flows and comprehensive income included in INTRUST's Form 10-Q for the quarter ended September 30, 2002 (filed November 13, 2002) (File No. 001-13755), and (c) the information set forth in the Proxy Statement under "Financial Data - Selected Historical Financial Data." INTRUST does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

         (b) The information set forth in the Proxy Statement under "Financial Data - Pro Forma Consolidated Financial Statements (Unaudited)" is incorporated herein by reference. INTRUST does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Proxy Statement under "Questions and Answers About The Meeting And The Merger" and "The Special Meeting - General" is incorporated herein by reference.

         (b) None, except as disclosed pursuant to paragraph (a) of Item 1009 of Regulation M-A and Item 1007 of Regulation M-A.

ITEM 15. ADDITIONAL INFORMATION.

         (b) The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

(a)      Amendment No. 1 to the Preliminary Proxy Statement of INTRUST.

(c)(1) Opinion of Keefe, Bruyette & Woods, Inc. dated December 10, 2002 (included as Annex B to INTRUST's Proxy Statement, which is included as Exhibit (a)(1) to the Schedule 13E-3).

(c)(2) Materials provided by Keefe, Bruyette & Woods, Inc. to the Special Pricing Committee of the Board of Directors of the Company on November 20, 2002.

(c)(3) Materials provided by Keefe, Bruyette & Woods, Inc. to the Special Committee of the Board of Directors of the Company on December 5, 2002.

(c)(4) Materials provided by Keefe, Bruyette & Woods, Inc. to the Board of Directors of the Company on December 10, 2002.

(d) Agreement and Plan of Merger by and between INTRUST and INTRUST Merger Corporation (included as Annex A to INTRUST's Proxy Statement, which is included as Exhibit (a) to the Schedule 13E-3).

(f) K.S.A. 17-6712 (included as Annex C to INTRUST's Proxy Statement, which is included as Exhibit (a) to the Schedule 13E-3).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:     March 10, 2003


                                INTRUST FINANCIAL CORPORATION



                                By:     /s/ Jay L. Smith
                                   ---------------------------------------------
                                Name:  Jay L. Smith
                                Title: Executive Vice President, Chief Financial
                                       Officer and Secretary

                                  EXHIBIT INDEX



EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

(a)               Amendment No. 1 to the Preliminary Proxy Statement of INTRUST.

(c)(1) Opinion of Keefe, Bruyette & Woods, Inc. dated December 10, 2002 (included as Annex B to INTRUST's Proxy Statement, which is included as Exhibit (a)(1) to the Schedule 13E-3).

(c)(2) Materials provided by Keefe, Bruyette & Woods, Inc. to the Special Pricing Committee of the Board of Directors of the Company on November 20, 2002.

(c)(3) Materials provided by Keefe, Bruyette & Woods, Inc. to the Special Committee of the Board of Directors of the Company on December 5, 2002.

(c)(4) Materials provided by Keefe, Bruyette & Woods, Inc. to the Board of Directors of the Company on December 10, 2002.

(d) Agreement and Plan of Merger by and between INTRUST and INTRUST Merger Corporation (included as Annex A to INTRUST's Proxy Statement, which is included as Exhibit (a) to the
                  Schedule 13E-3).

(f) K.S.A. 17-6712 (included as Annex C to INTRUST's Proxy Statement, which is included as Exhibit (a) to the Schedule 13E-3).













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